October 30, 2007

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn:	Michael McTiernan Dan Gordon Jessica Barberich

Re:	Internet Brands, Inc.
Registration Statement on Form S-1
File No. 333-144750
Initially filed on July 20, 2007
Amendment No. 1 filed on August 29, 2007
Amendment No. 2 filed on September 25, 2007
Amendment No. 3 filed on October 24, 2007
Amendment No. 4 filed on October 30, 2007

Ladies and Gentlemen:

        On behalf of Internet Brands, Inc. (the "Company"), we submit this letter concurrently with the filing of Amendment No. 4 to the above-referenced registration statement (the "Registration Statement"), originally filed with the U.S. Securities and Exchange Commission on Form S-1 (File No. 333-144750) on July 20, 2007, and amended on August 29, 2007, September 25, 2007 and October 24, 2007 (the Registration Statement concurrently filed herewith, "Amendment No. 4").

        In its response letter dated October 24, 2007, the Company provided a price range of $5.50 to $6.50 per share of Class A common stock, which, after giving effect to a 1-for-2 reverse stock split ratio, would yield a price range of $11.00 to $13.00 per share of Class A common stock. The Company supplementally advises the Staff that it has modified its price range to $5.00 to $6.00 per share of Class A common stock, which, after giving effect to a 1-for-2 reverse stock split ratio, yields a price range of $10.00 to $12.00 per share of Class A common stock, and that it has disclosed this modified price range in Amendment No. 4.

Lock-up Agreements, page 114 (August 17, 2007 Comment Letter)

37.
You state that substantially all of your other stockholders have agreed with [you] that they will not sell or otherwise transfer any shares of your common stock or your other securities for a period of 180 days after the date of this prospectus. Please quantify the amount of your shares not subject to lock-ups.

          RESPONSE TO COMMENT 37:

        In its response letter dated October 19, 2007 and in Amendment No. 3 to the Registration Statement, the Company indicated that approximately 1,546,144 shares of its Class A Common Stock were not subject to lock-up arrangements (approximately 773,072 shares of Class A common stock after giving effect to a 1-for-2 reverse stock split ratio). The Company supplementally advises the Staff that in Amendment No. 4, the Company has revised its disclosure on page 128 to state: "Approximately 573,071 shares of our Class A common stock, or 1.5% of our capital stock outstanding on September 30, 2007, are not subject to any lock-up arrangement." (Changes underlined.)

        Please direct your questions or comments regarding this response letter to the undersigned at (213) 683-9144. Thank you for your assistance.

Respectfully submitted,

/s/ Mark H. Kim

Mark H. Kim
cc:
Robert N. Brisco, Internet Brands, Inc.
B. Lynn Walsh, Internet Brands, Inc.
Alexander Emil Hansen, Internet Brands, Inc.
Blake Warner, Thomas Weisel Partners LLC
Erik Zech, Thomas Weisel Partners LLC
Mark Farrell, Thomas Weisel Partners LLC
David Liu, Jefferies & Company, Inc.
Paul Clausing, Jefferies & Company, Inc.
Kelly Hwang, Jefferies & Company, Inc.
Alan Denenberg, Davis Polk & Wardwell